

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 2, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of KENSINGTON CAPITAL ACQUISITION CORP. IV, under the Exchange Act of 1934:

o   Units, each consisting of one Class A ordinary share, $0.0001 par value, one Class 1 redeemable warrant and one Class 2 redeemable warrant

o   Class A ordinary shares, $0.0001 par value

o   Class 1 redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50

o   Class 2 redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50

o   New units, each consisting of one Class A ordinary share, $0.0001 par value and one Class 2 redeemable warrant

Sincerely,

An Intercontinental Exchange Company